                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)
                                     ------
                             20th Century Industries

                                (Name of Issuer)

                        Common Stock, Without Par Value

                         (Title of Class of Securities)

                                   901272 20 3

                                 (CUSIP Number)

                         Florence Davis, General Counsel
                       American International Group, Inc.
                  70 Pine Street, NYC, NY 10270 (212) 770-7000



            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 23, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

American International Group, Inc.
(I.R.S. Identification No. 13-2592361)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            WC, OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Delaware


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        44,021,323
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                44,021,323

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                44,021,323

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       50.3%

(14)  TYPE OF REPORTING PERSON

      HC, CO

CUSIP NO. 901272 20 3



 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

American Home Assurance Company
(I.R.S. Identification No. 13-5124990)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of New York


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                       10,920,766
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                               10,920,766

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               10,920,766

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.5%

(14)  TYPE OF REPORTING PERSON

      IC, CO

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

Commerce & Industry Insurance Company
(I.R.S. Identification No. 31-1938623)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of New York


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        5,414,828
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                5,414,828

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                5,414,828

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%

(14)  TYPE OF REPORTING PERSON

      IC, CO

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

New Hampshire Insurance Company
(I.R.S. Identification No. 02-0172170)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Pennsylvania


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        5,414,828
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                5,414,828

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                5,414,828

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%

(14)  TYPE OF REPORTING PERSON

      IC, CO

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

National Union Fire Insurance Company of Pittsburgh, Pa.
(I.R.S. Identification No. 25-0687550)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            WC, OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Pennsylvania



NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                       22,270,901
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                               22,270,901



(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               22,270,901



(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /


(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        25.4%

(14)  TYPE OF REPORTING PERSON

      IC, CO

ITEM 1.  SECURITY AND ISSUER.

            This Amendment No. 9 amends and supplements Item 4 of the
Statement on Schedule 13D dated December 16, 1994, as amended and supplemented by Amendment No. 1 to Schedule 13D dated March 23, 1995, Amendment No. 2 to
Schedule 13D dated January 20, 1998, Amendment No. 3 to Schedule 13D dated April 9, 1998, Amendment No. 4 to Schedule 13D dated May 12, 1998, Amendment No. 5 to Schedule 13D dated June 4, 1998, Amendment No. 6 to Schedule 13D dated June 15, 1998, Amendment No. 7 to Schedule 13D dated June 25, 1998 and Amendment No. 8 to Schedule 13D dated July 14, 1998 ("Schedule 13D"), previously filed by American International Group, Inc., a Delaware corporation ("AIG"), relating to the common stock, without par value ("Common Stock"), of 20th Century Industries, a California corporation (the "Company"). The principal executive offices of the Company are located at Suite 700, 6301 Owensmouth Avenue, Woodland Hills, California 91367.

            Each capitalized term used in this statement which is defined in the
Schedule 13D shall have the meaning ascribed thereto in the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION


            In connection with AIG's exercise of the Series A Warrants and conversion of the shares of Series A Preferred Stock, AIG has entered into discussions with the Company concerning changes in the composition of the Board to reflect AIG's increased ownership of Common Stock as a result of such exercise and conversion.

                               SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 23, 1998

                                 AMERICAN INTERNATIONAL GROUP, INC.


                                 By:  /s/ Kathleen E. Shannon
                                 ---------------------------------------
                                 Kathleen E. Shannon, Vice President,
                                 Secretary and Associate General Counsel



                                 AMERICAN HOME ASSURANCE COMPANY


                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews,
                                 Senior Vice President



                                 COMMERCE AND INDUSTRY INSURANCE COMPANY


                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews,
                                 Senior Vice President



                                 NATIONAL UNION FIRE INSURANCE COMPANY
                                 OF PITTSBURGH, PA.


                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews,
                                 Senior Vice President


                                 NEW HAMPSHIRE INSURANCE COMPANY



                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews, Vice President